UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 9)
ELBIT IMAGING LTD.
(Name of Issuer)
Ordinary Shares, Nominal Value NIS 1.00 per share (Title of Class of Securities) M 3760510 (CUSIP Number)
Marc Lavine, Adv. 2 Weitzman St. Tel-Aviv 64239 Israel 972-3-6086000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 11 Pages)

EXPLANATORY NOTE

This Amendment No. 9 to Schedule 13D (the “Amendment No. 9”) is being filed with the Securities and Exchange Commission for the purpose of correcting the number of ordinary shares of the Issuer beneficially owned by Europe-Israel (M.M.S.) Ltd. (“Europe-Israel”), with respect to which Control Centers Ltd. (“Control Centers”) may be deemed to have shared power of voting and disposition by virtue of its holding of 100% of the issued and outstanding ordinary shares of Europe-Israel. Because of this error in reporting the share number, the corresponding percent of the Issuer beneficially owned by each of Europe-Israel, Control Centers and Mordechay Zisser is also being corrected in this Amendment No. 9 to Schedule 13D.

In addition to correcting the aforementioned error in the number of shares reported, this Amendment No. 9 also reflects several share purchases transactions that occurred on November 12, 2007, November 13, 2007, November 14, 2007, November 18,  2007, December 6, 2007, December 9, 2007, December 16, 2007, December 17, 2007, December 18, 2007, December 24, 2007, December 27, 2007, January 1, 2008 and January 6, 2008 in the total sum of 68,310 shares. Two of these purchases were made by Marina Herzelia (Limited Partnership) 1988, which is a subsidiary of Control Centers. The other purchases were made by Europe-Israel (MMS) Ltd. on November 14, 2007, November 18, 2007, December 6, 2007, December 9, 2007, December 16, 2007, December 17, 2007, December 18, 2007, December 24, 2007, December 27, 2007, January 1, 2008, January 6, 2008 and January 9, 2008.

CUSIP No.	M 3760510	13D	Page 3 of 11

1	NAME OF REPORTING PERSON:	Europe-Israel (M.M.S.) Ltd. (“Europe-Israel”)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS:	BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel

NUMBER OF SHARES	7	SOLE VOTING POWER:	12,089,682 shares

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 shares

EACH REPORTING	9	SOLE DISPOSITIVE POWER:	12,089,682 shares

PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	12,089,682 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	47.50%*

14	TYPE OF REPORTING PERSON:	CO

  *Based on  25,454,524 shares outstanding as of  December 10, 2007 (excluding 2,800,000 dormant shares held by the Issuer).

CUSIP No.	M 3760510		13D	Page 4 of 11

1		NAME OF REPORTING PERSON:	Control Centers Ltd. (“Control Centers”)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]

3		SEC USE ONLY

4	SOURCE OF FUNDS:

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Israel

NUMBER OF SHARES	7	SOLE VOTING POWER:	0 shares

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	12,114,519 shares***

EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0 shares

PERSON WITH	10	SHARED DISPOSITIVE POWER:	12,114,519 shares*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):		[X]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		47.59%*

14		TYPE OF REPORTING PERSON:	CO

 **Includes 12,089,682 ordinary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Control Centers may be deemed to have shared power of voting and disposition by virtue of its holding of 100% of the issued and outstanding ordinary shares of Europe-Israel. Control Centers disclaims any such power of voting and and/or disposition.

*Based on  25,454,524 shares outstanding as of  December 10, 2007 (excluding 2,800,000 dormant shares held by the Issuer).

CUSIP No.	M 3760510		13D	Page 5 of 11

1		NAME OF REPORTING PERSON:	Marina Hertzelia (Limited Partnership) 1988(“Marina”)**

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]

3		SEC USE ONLY

4	SOURCE OF FUNDS:

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Israel

NUMBER OF SHARES	7	SOLE VOTING POWER:	0 shares

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	24,837 shares

EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0 shares

PERSON WITH	10	SHARED DISPOSITIVE POWER:	24,837 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):		[X]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.1%*

14		TYPE OF REPORTING PERSON:	CO

 ** Martina Hertzelia (Limited Partnership) 1988 is an Israeli Partnership wholly-owned by Control Centers Ltd., a private company controlled by Mr. Mordechay Zisser.

CUSIP No.	M 3760510		13D	Page 6 of 11

1		NAME OF REPORTING PERSON:	Mordechay Zisser

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ ]

3		SEC USE ONLY

4	SOURCE OF FUNDS:	BK

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Israel

NUMBER OF SHARES	7	SOLE VOTING POWER:	406,500 shares

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	shares** *

EACH REPORTING	9	SOLE DISPOSITIVE POWER:	406,500 shares

PERSON WITH	10	SHARED DISPOSITIVE POWER:	12,089,682 shares*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	406,500 shares

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):		[X]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.60%*

14		TYPE OF REPORTING PERSON:	IN

*Based on  25,454,524 shares outstanding as of  December 10, 2007 (excluding 2,800,000 dormant shares held by the Issuer).

** Includes  ordinary shares of the Issuer beneficially owned by Europe-Israel, with respect to which Mr. Zisser may be deemed to have shared power of voting and disposition by virtue of his control of Control Centers, and therefore, of Europe-Israel. In addition, Mr. Zisser holds directly 350,000 options to purchase 350,000 Ordinary Shares at an exercise price of NIS 132.40 per Share which have fully-vested (and are not included in the amount of  ordinary shares set forth above).

*Based on  25,454,524 shares outstanding as of  December 10, 2007 (excluding 2,800,000 dormant shares held by the Issuer).

This Amendment No. 9 amends the Schedule 13D filed March 11, 1999, Amendment No. 1 thereto filed May 11, 1999, Amendment No. 2 thereto filed August 16, 1999, Amendment No. 3 thereto filed November 4, 1999, Amendment No. 4 thereto filed February 14, 2001, Amendment No. 5 thereto filed October 15, 2001, Amendment No. 6 thereto filed June 29, 2005, Amendment No. 7 thereto filed February 10, 2006 and Amendment No. 8 thereto filed September 10, 2007 (collectively, the “Schedule 13D”) and is filed by Europe-Israel, Control Centers and Mordechay Zisser (the “Reporting Persons”).

Item 3                                 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D, “Source and Amount of Funds or Other Consideration,” is amended and supplemented by adding the following:

The amount of funds used by Europe-Israel in acquiring the 241,553 Ordinary Shares between February 12, 2006 through May 22, 2006 and referred to in Item 5 hereof was approximately $4,200,177, based on daily exchange rates between the NIS and the US dollar published by the Bank of Israel and applicable the respective dates of acquisition.  Europe-Israel obtained the funds from credit facilities and funding provided to it by Bank Hapoalim.  The 241,553 Ordinary Shares that Europe-Israel acquired constitute a security for such funding. In addition, the amount of funds used by Mordechay Zisser in acquiring the 56,500 Ordinary Shares between August 15, 2007 through August 16, 2007 and referred to in Item 5 hereof was approximately $2,347,254 based on daily exchange rates between the NIS and the US dollar published by the Bank of Israel and applicable the respective dates of acquisition.  Mordechay Zisser obtained the funds from personal credit facilities and funding.

Item 5                                 Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Persons to Rows (11) through (13) of pages 3, 4 and 5 of this Amendment No. 9 are incorporated herein by reference. As of December 3, 2007, Europe-Israel beneficially owned 12,061,728 Ordinary Shares, or 47.39% of the total number of Ordinary Shares issued and outstanding, and Mr. Zisser owned 406,500 Ordinary Shares, or 1.60% of the total number of Ordinary Shares issued and outstanding (excluding 2,800,000 dormant shares held by the Issuer). In addition, Mr. Zisser holds directly, 350,000 options to purchase 350,000 Ordinary Shares at an exercise price of NIS 132.40 per Share which have fully-vested (and are not included in the amount of 12,110,134 ordinary shares set forth above)

Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Ordinary Shares.  The percentages stated above are based on 25,454,524 Ordinary Shares outstanding as of December 3, 2007 (excluding 2,800,000 dormant shares held by the Issuer).

Item 5(b) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Person to Rows (7) through (10) of page 3, 4 and 5 and Item 2 of this Schedule 13D are incorporated herein by reference.

Item 5(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

As a result of  an exercise options in accordance with Elscint 2003 option plan, 27,964 Ordinary Shares of the Issuer were issued  to those holders of Elscint 2003 plan option-holders who notified exercise, and following an exercise of options in accordance with the 2006 Employee Option Plan, 262 Ordinary Shares of the Issuer were issued, as such the outstanding number of Ordinary Shares of the Issuer has increased to 25,454,524 (excluding dormant shares held by the Issuer). The increased amount of outstanding Ordinary Shares resulted in a decrease in the percent of Ordinary Shares owned by each of Europe-Israel and Mr. Zisser of the total number of Ordinary Shares, prior to the transactions set forth below.

On February 12, 2006, Europe-Israel acquired 1,500 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.72.

On February 13, 2006, Europe-Israel acquired 33,839 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.99.

On February 14, 2006, Europe-Israel acquired 29,500 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.74.

On February 15, 2006, Europe-Israel acquired 15,236 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.75.

On February 16, 2006, Europe-Israel acquired 21,722 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.88.

On February 19, 2006, Europe-Israel acquired 32,502 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.76.

On February 22, 2006, Europe-Israel acquired 43,258 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.34.

On February 23, 2006, Europe-Israel acquired 26,722 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $16.36.

On March 30, 2006, Europe-Israel acquired 22,757 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $19.05.

On May 8, 2006, Europe-Israel acquired 7,300 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $25.20.

On May 22, 2006, Europe-Israel acquired 7,217 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $24.73.

On August 15, 2007,  Mordechay Zisser and his wife acquired 39,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $42.19.

On August 16, 2007, Mordechay Zisser and his wife acquired 17,500 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $40.11.

On November 12, 2007, Marina Herzelia (Limited Partnership) 1988, acquired  13,002 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $54.27.

On November 13, 2007, Marina Herzelia (Limited Partnership) 1988, acquired  11,835 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $55.10.

On November 14, 2007, Europe-Israel acquired 3,527 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $56.83.

On November 18, 2007, Europe-Israel acquired 4,567 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $56.30.

On December 6, 2007, Europe-Israel acquired 4,270 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $58.72.

On December 9, 2007, Europe-Israel acquired 6,334 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $58.32.

On December 16, 2007, Europe-Israel acquired 5,350 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $54.41.

On December 17, 2007, Europe-Israel acquired 500 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $53.13.

On December 18, 2007, Europe-Israel acquired 1,250 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $52.53.

On December 24, 2007, Europe-Israel acquired 1,300 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $55.73.

On December 27, 2007, Europe-Israel acquired 1,750 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $55.17.

On January 1, 2008, Europe-Israel acquired 2,000 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $55.72.

On January 6, 2008, Europe-Israel acquired 12,625 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $52.12.

On January 9, 2008, Europe-Israel acquired 5,200 Ordinary Shares in various transactions on the Tel-Aviv Stock Exchange at an approximate average price per share of $49.20.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                Europe-Israel (M.M.S.) Ltd.

                By: /s/ Mordechay Zisser
                Mordechay Zisser
                Chairman of the board of directors

                Control Centers Ltd.

                By: /s/ Mordechay Zisser
                Mordechay Zisser
                Chairman of the board of directors

                Marina Herzelia (Limited Partnership) 1988

                By: /s/ Mordechay Zisser
                Mordechay Zisser
                Marina Herzelia, General Partner

                /s/ Mordechay Zisser
                Mordechay Zisser

Dated: January 10, 2008